SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 8)*



                            ESC Medical Systems Ltd.
                                (Name of Issuer)

                  Ordinary Shares, NIS 0.10 par value per Share
                         (Title of Class of Securities)

                                    M40868107
                                 (CUSIP Number)

                             Edward Klimerman, Esq.
                      Rubin Baum Levin Constant & Friedman
                        30 Rockefeller Plaza, 29th Floor
                            New York, New York 10112
                                 (212) 698-7700
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  May 20, 1999
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|


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



     This Amendment No. 8 (the "Amendment") amends and supplements the Schedule 13D filed on October 9, 1998, as previously amended and restated by Amendment No. 1, filed on March 12, 1999 and further amended by Amendment No. 2 filed on March 23, 1999, Amendment No. 3 filed on March 26, 1999, Amendment No. 4 filed on April 15, 1999, Amendment No. 5 filed on April 20, 1999, Amendment No. 6 filed on May 11, 1999 and Amendment No. 7 filed on May 13, 1999 (the "Schedule 13D"), on behalf of Mr. Arie Genger ("Genger"), TPR Investment Associates, Inc., a Delaware corporation ("TPR"), TPR's subsidiary, Trans-Resources, Inc., a Delaware corporation ("TRI"), TRI's indirect subsidiary, Haifa Chemicals Holdings Ltd., a company incorporated in the State of Israel ("HCH"; Genger and said corporations, all of which are directly or indirectly controlled by Genger, being collectively called the "TRI Entities"), and Mr. Thomas G. Hardy ("Hardy"; Hardy and the TRI Entities being collectively called the "Reporting Persons") with respect to the Ordinary Shares, par value NIS 0.10 per share (the "Shares"), of ESC Medical Systems Ltd., a company incorporated in the State of Israel (the "Company"). The Reporting Persons are filing this Amendment to update the information with respect to the Reporting Persons' purposes and intentions with respect to the Shares.

Item 4. Purpose of Transaction.

     Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

     Messrs. Genger and Barnard J. Gottstein ("Gottstein") were informed through a press release issued on May 18, 1999 that Asher Edelman, whose group owns approximately 7.1% of the issued and outstanding shares of the Company, informed the Company that he plans to vote all of his group's shares in favor of Messrs. Genger's and Gottstein's proposal to restructure the current Board of the Company.

     In an effort to reach a compromise with respect to the pending proxy contest for removal of certain directors of the Company, Mr. Genger met with Shimon Eckhouse, Chairman of the Board, President and Chief Executive Officer of the Company on May 20, 1999. In order to expedite a solution, Mr. Genger offered that, in lieu of replacing the entire Board (with the exception of Dr. Eckhouse and Thomas Hardy), as is now proposed, Messrs. Genger and Gottstein would agree to the replacement of two existing management directors and one existing non-management director (other than Thomas Hardy) with four nominated independent directors. Alternatively, Mr. Genger suggested that Messrs. Genger and Gottstein would be willing to agree to the removal of two current directors (other than Thomas Hardy) to be identified by the current Board, and the addition of five new directors from among the proposed nominees, thereby creating an eleven-member Board. As part of the compromise, Messrs. Genger and Gottstein also proposed that Dr. Eckhouse step down as president and chief executive officer of the Company and that the new Board would be responsible for creating a special search committee in order to recruit a new chief executive


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



officer. Although Dr. Eckhouse indicated he would discuss the matters with his Board of Directors, Dr. Eckhouse also stated that he would inform the Board that he was opposed to all of the proposals.

     On May 21, 1999, Mr. Genger sent a letter to Dr. Eckhouse, expressing his disappointment with the result of his meeting with Dr. Eckhouse held on May 20, 1999. A copy of the letter is attached hereto as Exhibit 23.

     On May 21, 1999, Messrs. Genger and Gottstein sent an open letter to the shareholders of the Company, commenting on the information contained in the Company's press release that was issued on May 17, 1999. A copy of the letter is attached hereto as Exhibit 24.

     Other than as described above and as previously described in the Schedule 13D, the Reporting Persons do not have any present plans or proposals which relate to or would result in (although they reserve the right to develop such plans or proposals) any transaction, change or event specified in clauses (a) through (j) of Item 4 of the form of Schedule 13D.

Item 7. Material to be Filed as Exhibits.

     Item 7 of the Schedule 13D is hereby amended to add the following exhibits:

     Exhibit 23: Letter, dated May 21, 1999, from Mr. Genger to Shimon Eckhouse.

     Exhibit 24: Open Letter to the Shareholders of the Company, dated May 21, 1999, from Messrs. Genger and Gottstein.



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



                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: May 21, 1999

                                        /s/ Arie Genger
                                        ---------------------------------------
                                        Arie Genger


                                        TPR INVESTMENT ASSOCIATES, INC.


                                        By: /s/ Arie Genger
                                            -----------------------------------
                                        Arie Genger, President


                                        TRANS-RESOURCES, INC.


                                        By: /s/ Arie Genger
                                            -----------------------------------
                                        Arie Genger, Chairman of the Board


                                        HAIFA CHEMICALS HOLDINGS LTD.(1)


                                        By: /s/ Arie Genger
                                            -----------------------------------
                                        Arie Genger


                                        /s/ Thomas G. Hardy
                                        ---------------------------------------
                                        Thomas G. Hardy


----------
(1)  pursuant to power of attorney


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



                                  EXHIBIT INDEX


Exhibit
 Number                       Title                                     Page
 ------                       -----                                     ----

   23              Letter, dated May 21, 1999, from Mr. Genger to         6
                   Shimon Eckhouse.


   24              Open Letter to the Shareholders of the                 7
                   Company, dated May 21, 1999, from
                   Messrs. Genger and Gottstein




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